

May 28, 2013

Via E-mail
Mr. Michael Krzus
Chief Executive Officer
Emerald Oil, Inc.
1600 Broadway, Suite 1360
Denver, CO 80202

   Re: Emerald Oil, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed April 19, 2013
     Response dated May 15, 2013
     File No. 1-35097

Dear Mr. Krzus:

   We have reviewed your filing and response letter have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

Proposal 2, page 32

1. In response to comment 1 from our letter dated May 7, 2013 you disclosed that you do not have any present intent to issue additional shares of Series A Perpetual Preferred Stock and PIK Warrants for payment of Series A Perpetual Preferred Stock dividends and that you currently expect to pay all dividends in cash. However, in your proxy statement, you make multiple statements that imply otherwise. For example:

   • In the first sentence of the third paragraph of page 33, you disclose that "we believe that the option to pay the dividends . . . with additional shares of Series A Perpetual Preferred Stock and PIK Warrants, rather than cash, will best enable us to deploy our cash to further development activities rather than making cash dividend payments."

- In the last sentence of the first paragraph of page 32, you disclose that "[i]f we do not obtain shareholder approval to issue additional shares of Series A Perpetual Preferred Stock and PIK Warrants, we will pay all accrued and unpaid dividends on the Series A Perpetual Preferred Stock in cash." This appears to imply that you will only be paying all dividends in cash if shareholders do not approve your proposal.

If you do not have any present intent to issue additional shares of Series A Perpetual Preferred Stock and PIK warrants and expect to pay all dividends in cash, please revise your disclosure to make this clear.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kevin Dougherty at (202) 551-3271, or in his absence the undersigned at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via E-mail
        Kirk Tucker
        Mayer Brown LLP